January 26, 2006


Mr. Arthur B. Winkleblack
Executive Vice President and Chief Financial Officer
H. J. Heinz Company
600 Grant Street
Pittsburgh, Pennsylvania  15219



	Re:	H. J. Heinz Company
		Form 10-K for Fiscal Year Ended April 27, 2005
Filed June 17, 2005
		File No. 1-03385

Dear Mr. Winkleblack:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.









Form 10-K for the Fiscal Year Ended April 27, 2005

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Fiscal Years Ended April 27, 2005 and April 28, 2004, page 13

1. We note the decline in your effective tax rate for the three years presented and the impact of this trend on your income from continuing operations and related earnings per share. Describe if you reasonably expect this known trend to continue, and if so, how it will impact income from continuing operations and any known events that will cause a material change in this relationship, as required by Regulation S-K Item 303(a)(3)(ii).

Liquidity and Financial Position, page 19

2. You have discussed a $125 million tax pre-payment as a reason for reduced cash flow from operations. On page 49 in Note 6 of your financial statements, you disclose that you incurred a $124.9 million foreign liability that was settled in the third quarter of 2005. Tell us in greater detail the nature of the item and how it has impacted and will impact your financial statements. Revise your discussion and footnote as appropriate to consistently describe this item and its impact on your financial position and results of operations.

Financial Statements and Supplementary Data

Consolidated Statements of Cash Flows, page 38

3. We note your presentation of the effect of discontinued operations. Statement of Financial Accounting Standards (SFAS) Number 95 requires all cash flows to be reported as either an operating, investing or financing activity. SFAS 95 does not support aggregating operating, investing and financing cash flows from discontinued operations into a single line item. Revise your statements of cash flows accordingly.

Note 7 - Debt, page 49

4. We note your new $2.0 billion credit agreement which supports your commercial paper borrowings and remarketable securities. File this agreement as an exhibit or incorporate such document by reference as required by Regulation S-K Item 601(a) and (b)(10).


Note 7 - Debt, page 50

5. You have disclosed that SFAS No. 150 applies to your mandatorily redeemable preferred shares. Revise your disclosure to provide all the disclosures required under SFAS No. 150, paragraphs 26-28, or tell us why such disclosures are not required.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Gary Newberry at (202) 551-3761 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551- 3684 with any other questions.

								Sincerely,



								April Sifford
								Branch Chief

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Mr. Arthur B. Winkleblack
H. J. Heinz Company
January 26, 2006
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010